United States securities and exchange commission logo





                             December 22, 2021

       Jonathan Myers
       Chief Executive Officer
       Qomolangma Acquisition Corp.
       1178 Broadway, 3rd Floor
       New York, New York 10001

                                                        Re: Qomolangma
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
22, 2021
                                                            CIK No. 0001894210

       Dear Mr. Myers:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover page

   1. Please expand your disclosure on the cover page to address how recent statements and regulatory actions by
China   s government, such as those related to the use of variable interest entities and
data security or anti-monopoly concerns, has or may impact the
                                                        company   s ability to
accept foreign investments, or list on an U.S. or other foreign exchange.

   2. We note your disclosure that the VIE structure is used to replicate foreign investment in
                                                        China-based companies.
We note, however, that the structure provides contractual
                                                        exposure to foreign
investment in such companies rather than replicating an investment.
 Jonathan Myers
FirstName LastNameJonathan
Qomolangma   Acquisition Corp.Myers
Comapany22,
December  NameQomolangma
              2021            Acquisition Corp.
December
Page 2    22, 2021 Page 2
FirstName LastName
         Please revise accordingly.
3. We note your disclosure here and elsewhere regarding VIEs and the holding company's control predicated on contracts instead of equity ownership. Given that neither the investors in the SPAC nor the holding company itself will have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law. Please revise here, Summary, Risk Factors and where appropriate.
4. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.
5. We note the disclosure regarding the potential lack of inspection by the PCAOB. Please revise your cover page to address the Holding Foreign Companies Accountable Act, the risk that the PCAOB will not be able to inspect or fully investigate the auditor of a company targeted for an initial business combination, and how the HFCAA may impact the company.
Summary, page 1

6. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
7. We note your disclosure on page 23 that as you are not currently in the PRC, and are a
         Delaware entity, you are not required to obtain any permission to issue your securities in this initial public offering from any PRC authorities. Please disclose the consequences to you and your investors if you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
8. We note your disclosure on page 25 that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target
 Jonathan Myers
FirstName LastNameJonathan
Qomolangma   Acquisition Corp.Myers
Comapany22,
December  NameQomolangma
              2021            Acquisition Corp.
December
Page 3    22, 2021 Page 3
FirstName LastName
         for an initial business combination. Please disclose that as a result an exchange may determine to delist your securities.
9. In your summary of risk factors, please provide cross-references to the more detailed discussion of these China related risks in the prospectus. Also, specifically disclose that rules and regulations in China can change quickly with little advance notice. Please revise to clarify the risks and uncertainties with respect to the PRC legal system and also address the possibility that the trading in the securities of the post-combination company may be prohibited under the Holding Foreign Companies Accountable Act. For each bulleted risk factor that relates to being based in or acquiring a company in China, please include page numbers that cross-reference the more detailed discussion in the risk factors section.
Risk Factors, page 31

10.      We note your risk factor    If the PRC government determines that the
contractual
         arrangements constituting part of any future VIE structure   .    on
page 63. Please revises
         your disclosure to clarify that the assets of your VIEs may conduct all or substantially all of your operations.
11. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination.
13. We note from the audit opinion and your risk factor on page 61 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection.
         Please disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act.
14. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         We request that you publicly file your registration statement and nonpublic draft
 Jonathan Myers
Qomolangma Acquisition Corp.
December 22, 2021
Page 4

submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any questions.



                                                             Sincerely,
FirstName LastNameJonathan Myers
                                                             Division of
Corporation Finance
Comapany NameQomolangma Acquisition Corp.
                                                             Office of Real
Estate & Construction
December 22, 2021 Page 4
cc:       Christopher S. Auguste, Esq.
FirstName LastName